FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 9, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

First Quarter 2008 Results

Buenos Aires, May 9, 2008 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the first quarter ended March 31, 2008.

* Net income for 2008 first quarter was P$192 million, accounting for a 5% increase compared to P$182 million in 2007 first quarter. This result is attributable to the 75.82% interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) whose net income for 2008 quarter was P$261 million.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Without proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2008 quarter net sales decreased P$39 million to P$985 million, basically due to a decline in oil sales volumes.

Sales volumes of oil equivalent dropped 19.2% to 104.2 thousand barrels, mainly as a result of reduced sales in Ecuador and, to a lesser extent, lower production volumes in fields located in Argentina and Bolivia. In addition, operations in Peru also recorded lower volumes in line with the sale of the 40% interest in Lote X in December 2007, which interest accounted for an average of 5.5 thousand barrels of oil equivalent in 2007 quarter. The reduction in volumes in Ecuador is attributable to the postponement of crude oil shipments, with opposing effects in both quarters.

Crude oil sales decreased 6.6% to P$811 million in 2008 as a consequence of a 31.3% reduction in sales volumes, partially offset by a 36% increase in average sales prices, mainly in Ecuador and Peru, in line with international reference prices. Reduced sales volumes in 2008 quarter are primarily attributable to (i) postponement of crude oil shipments in Ecuador, (ii) lower production in Argentina, (iii) higher sales as a result of the reduction in crude oil stock levels in 2007 quarter in Argentina and (iv) sale of a 40% interest in Lote X in Peru.

Gas sales rose 8.6% to P$165 million in 2008 quarter, as a result of a 9% increase in average sales prices, mainly in Argentina, due to a change in the sales mix and the renegotiation of agreements with industrial clients and, to a lesser extent, in Bolivia, due to the rise in the price for fuel oil which is included in the formula for calculation of the sales price.

* Gross profit decreased P$9 million to P$516 million in 2008 quarter. Margin on sales was similar in both quarters, 52.4% in 2008 quarter and 51.3% in 2007 quarter.

* Administrative and selling expenses decreased to P$67 million in 2008 quarter from P$82 million in 2007 quarter, mainly due to reduced selling expenses in 2008 quarter as a result of changes in the allocation of sales of crude oil produced in Argentina which, as from the year 2008, is sold to third parties by the Refining and Distribution segment.

* Other operating income (expense), net accounted for P$34 million and P$75 million losses in 2008 and 2007 quarters, respectively.

Refining and Distribution

* As from 2008 first quarter, allocation of product sales among business units has been subject to a series of changes. As a result, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment. These changes enabled the Company to expand business opportunities and consolidate profitability of operations.

* Operating income totaled P$84 million and P$96 million losses in 2008 and 2007 quarters, respectively. In both quarters, operating margins were adversely affected by the anti-inflationary price control measures implemented in Argentina. In addition, the 2008 quarter was negatively impacted by the significant increase in withholding rates applicable to refined product exports effective as from the end of 2007.

* Gross profit totaled a P$17 million gain in 2008 quarter compared to a P$9 million loss in 2007 quarter, with a positive gross margin of 1.2% and a negative gross margin of 0.7%, respectively.

*  Net sales for refined products rose 15.4% to P$1,412 million in 2008 quarter, mainly due to higher sales prices attributable to the partial recovery in the price in the domestic market and the increase in international reference prices in the products not subject to the price control measures and, to a lesser extent, the changes in the crude oil sales strategies mentioned above, which accounted for additional sales in an amount of P$68 million in 2008 quarter.

Total sales volumes decreased as a result of a 10% drop in crude oil volumes processed to 67.3 thousand barrels per day, as a consequence of the shutdown for scheduled maintenance works carried out at San Lorenzo and Bahía Blanca Refineries during 2008 quarter.

Diesel oil sales volumes totaled 468 thousand cubic meters in 2008 quarter, with an increase in domestic sales volumes in line with the priority given to domestic supply over bunker diesel oil sales.

In addition, with a view to supplying the growing domestic demand for gasoline, gasoline sales volumes totaled 238 thousand cubic meters in 2008 quarter, 21 thousand cubic meters above 2007 quarter.

Heavy distillates sales volumes decreased 9.4% in 2008 quarter as a result of the lower crude oil volumes processed mentioned above.

Total sales volumes of paraffin gasoline and reformer plant by-products dropped 49.6% to 87 thousand cubic meters in 2008 quarter, as a result of lower crude oil volumes processed and changes in export product inventories.

*Administrative and selling expenses rose to P$104 million in 2008 quarter from P$84 million in 2007 quarter, basically as a result of increased variable selling expenses derived from higher sales volumes during the period under review, including crude oil sales.

Petrochemicals

* Net sales rose 13.9% to P$663 million in 2008 quarter, mainly due to an improvement in sales prices in line with the increase in international reference prices.

Total styrenics sales in Argentina slightly decreased to P$267 million in 2008 quarter. Average prices rose 16.5% while sales volumes dropped 15.1%, primarily due to reduced deliveries in the polystyrene and propane propylene domestic market and reduced exports, mainly ethylbenzene to our Innova plant in Brazil. In spite of the shutdown for maintenance works during March 2008 at the General San Martín Plant styrene unit, the Company’s share of the polystyrene market remained unchanged as a consequence of the inventory policy implemented and the import of products from the Innova plant.

Styrenics sales in Brazil rose 20.1% to P$394 million, mainly due to a 14.1% improvement in prices and, to a lesser extent, a 5.3% rise in sales volumes. Increased volumes are basically attributable to higher styrene sales in the domestic market, as a result of the market growth and the incorporation of new clients, and increased polystyrene exports to Africa and Central America.

Fertilizers sales were similar in both quarters, P$54 million and P$53 million, respectively, as a result of a 72.3% increase in sales prices offset by a 40.2% drop in sales volumes. In 2007 quarter, the increase in fertilizers sales volumes was attributable to delayed planting as a consequence of the dry season in 2006 second semester. This was not the case in 2008 quarter when weather conditions proved to be normal.

* Gross profit rose 63.5% to P$139 million in 2008 quarter. Margin on sales increased to 21% in 2008 quarter from 14.6% in 2007 quarter, primarily due to the improvement in sales prices mentioned above.

Gas & Energy

Excluding the effects of the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

* Sales revenues rose 7.7% to P$237 million in 2008 quarter, mainly due to the increase in liquid fuel prices and, to a lesser extent, an improvement in brokerage services and increased gas sales prices.

Sales revenues from gas produced by the Company increased 2.3% to P$136 million in 2008 quarter, primarily due to a 7.1% increase in sales prices as a result of a change in the sales mix and the renegotiation of agreements with industrial clients. Sales volumes decreased 5.4% to 256.6 million cubic feet per day in 2008 quarter.

Liquid fuel sales revenues rose 9.2% to P$83 million from P$76 million, basically due to a 35.3% improvement in average sales prices in line with international reference prices. Sales volumes decreased 19.2% to 58.8 thousand tons in 2008 quarter, mainly due to reduced production as a result of the shutdown of General San Martín plant and Bahía Blanca refinery for maintenance works.

Sales revenues from gas and LPG brokerage services totaled P$18 million and P$12 million in 2008 and 2007 quarters, respectively.

Electricity

* Net sales of electricity generation rose 29.7% to P$166 million in 2008 quarter, mainly due to a 29.4% improvement in energy average sales prices. This increase is basically attributable to the combined effect of: (i) a change in the sales mix, with a higher share of sales under contracts, (ii) renegotiation of contracts at higher prices, (iii) increased prices in the spot market as a result of energy deliveries by less efficient power plants to make up for the 27% decrease in hydraulic supply and (iv) a 3.8% increase in demand.

Net sales attributable to Genelba Power Plant increased 40% to P$154 million in 2008 quarter, primarily due to a 30.9% rise in sales average prices to P$108.1 per MWh. Energy sales rose 6.8% to 1,423 GWh in 2008 quarter in line with the increase in the plant factor and availability.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex decreased 33.3% to P$12 million in 2008 quarter, mainly due to a 40.7% drop in generation volumes. During 2008 quarter, energy delivered declined to 127 GWh from 214 GWh in 2007 quarter, primarily due to reduced water flows in 2008 quarter resulting from the official policy involving replenishment of water reserves in the Comahue basin.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 09/05/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney